September 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:	Michael Davis

Re:	Helius Medical Technologies, Inc.

Registration Statement on Form S-1

File No. 333-259334

Acceleration Request

Requested Date:	September 14, 2021
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Helius Medical Technologies, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (File No. 333-259334) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes each of Meredith Ervine and Emily Johns of Honigman LLP, counsel to the Company, to make such request on its behalf.

Please confirm the effectiveness of the Registration Statement with Meredith Ervine of Honigman LLP by telephone at (616) 649-1942 or Emily Johns of Honigman LLP by telephone at (616) 649-1908.

[Signature page follows]

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Sincerely,

HELIUS MEDICAL TECHNOLOGIES, INC.

/s/ Dane C. Andreeff

Dane C. Andreeff
President and Chief Executive Officer

cc:	Meredith Ervine, Honigman LLP
Emily Johns, Honigman LLP